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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED

APR - 5 2013

SEC FILE NUMBER
8-51750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____AND ENDING _____12/31/12_____

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MILLER TABAK + CO., LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
331 MADISON AVENUE

(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES LEVINE   **(212) 370-0040**

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   CITRIN COOPERMAN & COMPANY, LLP

(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

1

OATH OR AFFIRMATION

I, __JEFFREY D. MILLER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MILLER TABAK + CO., LLC_____, as of __DECEMBER 31, 2012,__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: __NONE__

THE FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION OF THE COMPANY SHALL BE

MADE AVAILABLE TO ALL OF THE COMPANY MEMBERS AND ALLIED MEMBERS OF THE NEW YORK

STOCK EXCHANGE.

Signature

MEMBER OF MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).

Miller Tabak + Co., LLC
(A Limited Liability Company)
December 31, 2012

Contents



CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

Independent Auditors' Report

To the Members
Miller Tabak + Co., LLC

We have audited the accompanying statement of financial condition of Miller Tabak + Co., LLC (a limited liability company) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of the financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Miller Tabak + Co., LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Emphasis-of-matter Regarding Going Concern

The accompanying statement of the financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the statement of financial condition, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

April 4, 2013

Miller Tabak + Co., LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2012
(In Thousands)

Assets

Cash	$	577
Due from brokers and dealers		657
Securities owned, at fair value		6,711
Furniture, fixtures and leasehold improvements, at cost, less accumulated depreciation and amortization of $6,889		371
Other assets		1,221
TOTAL ASSETS	$	**9,537**

Liabilities and Members' Equity

Liabilities:

Securities sold, not yet purchased, at fair value	$	3,104
Due to clearing broker		1,813
Accrued expenses and other liabilities		1,536
Total liabilities		6,453

Commitments and contingencies (Notes 7, 9, and 11)

Members' equity:

Members' equity before related receivables		4,504
Less: receivables from members		(1,420)
Total members' equity		3,084
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**9,537**

See accompanying notes to statement of financial condition.

3

1.   Organization and Operations

Miller Tabak + Co., LLC (the "Company"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered with the SEC as an investment advisor. In addition, the Company is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association.

The Company effects trades in equities, fixed-income instruments, options, and futures, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through J.P. Morgan Clearing Corp. In addition, the Company performs investment services for institutional clients, including consulting and research.

At December 31, 2012, Jeffco Management LLC ("Jeffco"), the managing member of the Company, had a 33% membership interest in the Company. At December 31, 2012, MTH Holdings, Inc. ("Holdings"), a New York corporation and an affiliate of the Company, had a 44% interest in the total members' equity.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless a member has signed a specific guarantee.

2.   Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from these estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at market value. Market value is generally based on the last sales price as of the end of the year or, if such security did not trade on such day, the most recent sales price in which a sales transaction was reported by a major securities exchange. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities are valued at fair value by management considering appropriate information available at the time. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from these estimates.

Miller Tabak + Co., LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition
December 31, 2012
(In Thousands)

2. Summary of Significant Accounting Policies (Continued)

Depreciation is calculated using the straight-line method over the estimated useful lives of furniture and fixtures owned. Leasehold improvements are amortized using the straight-line method over the shorter of the minimum lease term or the estimated useful lives of the related assets.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2012:

Furniture and fixtures	$ 1,515
Computer equipment	4,011
Leasehold improvements	1,734
	7,260
Less: accumulated depreciation and amortization	6,889
Furniture, equipment and leasehold improvements, net	$ 371

4. Due from and Due to Brokers and Dealers

Due from brokers and dealers primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt (included in "Due to clearing broker") is generally collateralized by certain of the Company's securities owned. Margin debt amounted to $1,774 at December 31, 2012.

5. **Net Capital**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250. At December 31, 2012, the Company had net capital of $1,178, which exceeded required net capital by $928.

The Company is permitted to operate pursuant to SEC Rule 15c3-1(a)(6), which allows the Company to maintain a liquidating equity, as defined, with its clearing broker for certain securities in which the Company is a market maker. Pursuant to the agreement with the clearing broker, the Company has the option to utilize the equity maintained at the clearing broker in lieu of regular haircuts. For the year ended December 31, 2012, the Company did not elect to qualify any securities under this rule.

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the Rule.

During the period from February 28, 2013 through March 19, 2013, the Company experienced a net capital deficiency which was remedied by a capital contribution of $800,000 on March 20, 2013, referred to in Note 12. The net capital deficiency was reported to FINRA.

6. **Fair Value Measurements**

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement* ("FASB ASC 820"). Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement Disclosure Requirements in U.S. GAAP and IFRS*, ("ASU 2011-04"). ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for our year beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on the Company's statement of financial condition or the disclosures in the notes to the financial statement.

6. Fair Value Measurements (Continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the tables below. The valuation techniques are as follows:

(a) Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) Income approach. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

6. Fair Value Measurements (Continued)

The following tables present the Company's financial assets and liabilities required to be measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements at December 31, 2012				
	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Securities owned, at fair value:					
Equity securities:					
Data storage devices	$ 4,006	$ -	$ -	$ 4,006	(a)
Department stores	1,791	-	-	1,791	(a)
Diversified computer systems	1	-	-	1	(a)
Diversified investments	50	-	-	50	(a)
Food - major diversified	1	-	-	1	(a)
Independent oil & gas	338	-	-	338	(a)
Industrial metals & minerals	11	-	-	11	(a)
Oil & gas drilling & exploration	77	-	-	77	(a)
Regional-Midwest banks	22	-	-	22	(a)
Scientific & technical instruments	1	-	-	1	(a)
Total investments in securities	6,298	-	-	6,298	(a)
Options:					
Copper	124	-	-	124	(a)
Country index	10	-	-	10	(a)
Data storage devices	3	-	-	3	(a)
Department stores	16	-	-	16	(a)
Independent oil & gas	23	-	-	23	(a)
Internet information providers	5	-	-	5	(a)
Oil gas drilling & exploration	1	-	-	1	(a)
Precious metals	12	-	-	12	(a)
Property and casualty insurance	162	-	-	162	(a)
Semiconductor - broadline	20	-	-	20	(a)
Waste management	37	-	-	37	(a)
Total investments in options	413	-	-	413	(a)
Other:					
Privately-held equity securities	-	-	38	38	(b)
Total	$ 6,711	$ -	$ 38	$ 6,749	

6. Fair Value Measurements (Continued)

	Level 1	Level 2	Level 3	Total	Valuation Technique
		Fair Value Measurements at December 31, 2012			
Liabilities:					
Securities sold, not yet purchased at fair value:					
Equity securities sold short:					
Copper	$ 342	$ -	$ -	$ 342	(a)
Country index	49	-	-	49	(a)
Farm and construction machinery	4	-	-	4	(a)
Farm products	1	-	-	1	(a)
Lumber, wood production	5	-	-	5	(a)
Major airlines	154	-	-	154	(a)
Major integrated oil & gas	7	-	-	7	(a)
Metal fabrication	3	-	-	3	(a)
Oil & gas refining & marketing	3	-	-	3	(a)
Precious metals	59	-	-	59	(a)
Property and casualty insurance	635	-	-	635	(a)
Regional-Midwest banks	15	-	-	15	(a)
Semiconductor-broadline	111	-	-	111	(a)
Waste management	236	-	-	236	(a)
Total securities sold short	1,624	-	-	1,624	
Options written:					
Data storage devices	1,250	-	-	1,250	(a)
Department stores	195	-	-	195	(a)
Independent oil & gas	33	-	-	33	(a)
Internet information providers	1	-	-	1	(a)
Oil & gas drilling & exploration	1	-	-	1	(a)
Total options written	1,480	-	-	1,480	
Total	$ 3,104	$ -	$ -	$ 3,104	

At December 31, 2012, the Company was invested in one private investment company. The Company reflects the fair value of the investment at the last reported net asset value.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using a significant unobservable inputs (Level 3) for the year ended December 31, 2012:

Balance - beginning	$ 69
Unrealized loss	(31)
Balance - ending	$ 38

The following summarizes certain quantitative information about the Level 3 fair value measurements:

Fair value at December 31, 2012	$ 38
Valuation technique	Pricing of underlying assets
Unobservable input	Net asset value

See Note 7 for additional information regarding the Company's derivative instruments (listed options).

7. **Derivatives**

In the normal course of its business, the Company may enter into derivative contracts for trading purposes. The derivative contracts that the Company holds or sells are equity options.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company has elected to use the disclosure option codified in FASB ASC 815 as set forth in the following paragraphs.

As of December 31, 2012, the gross contractual or notional amounts of derivative financial instruments used for trading purposes are as follows:

Securities owned, at fair value		Securities sold, not yet purchased, at fair value	
Fair value	Notional amount	Fair value	Notional amount
$ 413	$ 8,529	$ 1,480	$ 5,649

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition. Substantially all of the gains or losses of these derivatives are derived from equity options with a minor portion that is derived from foreign exchange derivatives. Note 6 contains other information regarding the Company's derivative instruments.

8. **Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk**

The Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased and written option contracts.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company is also engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability and is included in "Securities sold, not yet purchased, at fair value" in the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current market value. At December 31, 2012, the fair value of options purchased and sold are included in "Securities owned, at fair value" and "Securities sold, not yet purchased, at fair value" respectively, in the statement of financial condition.

Miller Tabak + Co., LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition
December 31, 2012
(In Thousands)

8. **Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (Continued)**

The Company continuously monitors its transactions with off-balance-sheet risk and typically covers written options or securities sold, not yet purchased with the underlying security or an offsetting option to reduce potential loss due to changes in the market value.

Substantially all of the Company's cash is held in accounts at a major financial institution and is, therefore, subject to the credit risk of the financial institution.

Substantially all of the Company's amounts due from brokers and dealers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreements, the Company is required to reimburse the clearing brokers without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing brokers for the customer accounts at December 31, 2012.

9. **Related-Party Transactions**

At December 31, 2012, equity notes receivable from members totaled $626 and bear interest at 4%. Other amounts of $794 at December 31, 2012, which are also due from members, bear interest at the broker call rate and include advances made to Holdings. Members' equity is reported net of related receivables from members in the accompanying statement of financial condition.

The Company was the majority holder of shares in Miller Tabak Healthcare Transformation Fund, Inc. (the "Fund"). Miller Tabak Asset Advisors, LLC, a wholly-owned subsidiary, served as the investment advisor to the Fund. As the advisor, the Company had agreed to absorb expenses of the Fund to ensure that total operating expenses, as defined, did not exceed 2.25% of average daily net assets of the Fund. During June 2012, the Fund's board of trustees liquidated the Fund.

10. **Income Taxes**

The Company is not subject to federal or state income taxes. Taxes payable, if any, are the responsibilities of the individual members. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2009.

11. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases, which are primarily for its office facilities. The lease terms will end in 2021. At December 31, 2012, the approximate future minimum payments on non-cancelable operating leases are as follows:

Year ending December 31:		
2013	$	812
2014		768
2015		700
2016		714
2017		672
Thereafter		1,456
Total	$	5,122

In the normal course of business, the Company may be a party to various legal and regulatory matters. At December 31, 2012, various legal proceedings are pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, based on information presently available to the Company, management believes that the aggregate liability which may result from these proceedings will not be material to the Company's financial position or operating results.

12. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses in 2012 and 2011. Further, the Company has continued to incur losses to date in 2013. These factors raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty. Management has initiated certain measures designed to increase revenues and reduce operating costs during 2013.

As a result of these losses described above, and as discussed in Note 5, during the period from February 28, 2013 through March 19, 2013, the Company experienced a net capital deficiency that was remedied by the receipt of a capital contribution of $800,000 on March 20, 2013. This contribution brought net capital to $618,000, which exceeded the minimum net capital by $368,000. An additional net capital contribution of $50,000 was received on March 22, 2013. If the Company continues to incur losses in 2013, there is a significant risk that it will not meet its regulatory net capital requirements again in 2013. Further, the continuation of losses will affect the ability of the Company to satisfy its obligations in the normal course of operations.

Although management has initiated measures designed to improve cash flows, there can be no assurance that these measures will be sufficient to mitigate the issues discussed in the previous paragraphs.